Shareholder Meeting Results (Unaudited)

May 16, 2017 meeting

A proposal to approve an agreement and plan of reorganization providing for the transfer of all of the assets of Putnam Global Dividend Fund to Putnam Global Sector Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam Global Sector Fund and the assumption by Putnam Global Sector Fund of all of the liabilities of Putnam Global Dividend Fund, and the distribution of these shares to the shareholders of Putnam Global Dividend Fund in complete liquidation of Putnam Global Dividend Fund was approved as follows:

Votes for		Votes against		Abstentions
818,662 	 	143,002 	 	53,017

All tabulations are rounded to the nearest whole number.